March 31, 2007

Mr. Rick Jackson, P. Eng. Enterra Energy Trust

2600, 500 - 4t Avenue S. W. Calgary, StateAlberta T2P 2V6 country-regionplaceCanada

Dear Mr. Jackson:

Re: Consent of MHA Petroleum Consultants, Inc.

We consent to the incorporation by reference in this annual report on Form 40-F of Enterra Energy Trust, which is being filed with the United States Securities and Exchange Commission, of our report entitled "Evaluation of the Natural Gas Reserves of Enterra Energy Trust, Powder River Basin, Wyoming (As of December 31, 2006)", evaluating reserves of Enterra Energy Trust as of December 31, 2006 included in the 2006 Annual Information Form of Enterra Energy Trust (the "AIF"), and to the references to our firm in the AIF.

We also consent to the incorporation by reference of references to our firm and of information derived from our report entitled "Evaluation of the Natural Gas Reserves of Enterra Energy Trust, Powder River Basin, Wyoming (As of December 31, 2006)", evaluating reserves of Enterra Energy Trust as of December 31, 2006 appearing in the annual report on Form 40-F of Enterra Energy Trust for the fiscal year ended December 31, 2006, into the registration statement on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

Sincerely,

/s/ John P. Seidle

John P. Seidle

Vice President

Streetaddress14142 Denver West Parkway, Suite 190

CityLakewood, StateColorado PostalCode80401 country-regionUSA

Telephone: 303-277-0270 Fax: 303-277-0276